DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act
P.E. 11-25-02
1-08610

DIVISION OF
CORPORATION FINANCE

02068250

December 24, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	12/24/2002

Wayne A. Wirtz
Assistant General Counsel
SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, TX 78205

Re: SBC Communications Inc.
Incoming letter dated November 25, 2002

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL

Dear Mr. Wirtz:

This is in response to your letter dated November 25, 2002 concerning the shareholder proposal submitted to SBC by Chris Rossi. We also received a letter from the proponent dated December 4, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

1934 Act/Rule 14a-8

November 25, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SBC Communications Inc. 2003 Annual Meeting
<u>Shareholder Proposal of Chris Rossi</u>

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 12, 2002, SBC received a shareholder proposal, (undated) from Chris Rossi for inclusion in SBC's 2003 proxy materials relating to its upcoming meeting. For the reason stated below, SBC intends to omit the proposal from its 2003 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: this statement and the proponent's correspondence submitting the proposal. A copy of this letter is being mailed concurrently to the proponent advising him of SBC's intention to omit the proposal from its proxy materials for the 2003 annual meeting.

Pursuant to Rule 14a-8(e)(2), the registrant must receive the proposal "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The deadline for submitting proposals for inclusion in the proxy materials for SBC's 2003 annual meeting was November 11, 2002, as noted in the company's 2002 proxy statement. Mr. Rossi's proposal was received on November 12, 2002, and was late. Because the proposal was not submitted on a timely basis, SBC will not address at this time additional reasons for omitting the proposal.

Therefore, it is my opinion that because the proposal was submitted after the deadline provided in Rule 14a-8(e)(2), SBC may properly omit the proposal from its proxy materials for its 2003 Annual Meeting.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Wayne Wirtz

Enclosures

cc: Chris Rossi

Chris Rossi
P.O. Box 249
Boonville, CA. 95415

S.B.C Corp.
Joy Rick-Corp. Secretary
175 E. Houston
San Antonio, Texas 78205

CHRIS ROSSI PROPOSAL TO BE SUBMITTED IN THE 2003
S.B.C CORP. PROXY MATERIAL

The shareholders of S.B.C CORP. request the board of Directors take the necessary steps to amend the company's governing instruments to adopt the following : Begining on the 2004 S.B.C. CORP. fiscal year, the present auditing firm will be changed and every (4) years a new auditing firm will be hired.

Chris Rossi holder of 1462 common shares certificates #SBC440911, SBC896898

Chris Rossi

Supporting Statement

Our country was founded on the principle of checks and balances of open competition. We have all profited handsomely from these principles. When a person, a company or a government entity has a monopoly all types of abuses occur. One reason there are no checks and balances, no competition to keep thing in line and on the up and up. Auditors are hired by a company, usually forever. Three recent catastrophes, Enron, Global Crossing, and Worldcom illustrate the need for this proposal. With a new auditor every four years, the last auditor is less inclined or will not have the time to be part of a fraud.

RECEIVED

2002 DEC 10 PM 2:23

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Chris Rossi
P.O. Box 249
Boonville, Ca. 95415

December 4, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SBC Communications Chris Rossi Shareholder Proposal

Ladies and Gentlemen :

Enclosed is a copy of my return receipt for a certified mail containing my shareholder proposal . As you can see it was mailed November 6, 2002 . It was conveniently signed for by SBC on November 12, 2002 . Should I blame the U.S. Post Office or accuse SBC of another one of their abusive tactics to stonewall the shareholders from a legitimate proposaL, I won't say . I sent this proposal in good faith and in a timely manner . S.E.C. has , in the past , recommended sending proposals certified mail/return reciept requested .

Yours Truly,

Chris Rossi

Chris Rossi

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

SBC Corp.
Joy Rick - Corp Secretary
175 E. Houston
San Antonio, Texas
78205

2. Article Number (Transfer from service label) 7001 1940 0002 6063 2793

COMPLETE THIS SECTION ON DELIVERY

A. Signature (X) [signature] ☒ Agent ☐ Addressee

B. Received by (Printed Name) L K Meeh

C. Date of Delivery NOV 12 2002

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1540

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

Postage	$ .37
Certified Fee	2.30
Return Receipt Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.42

Postmark Here — USPS BOON... NOV

Sent To SBC Corp.
Street, Apt. No.; or PO Box No. 175 E. Houston
City, State, ZIP+4 San Antonio, Texas 78205

PS Form 3800, January 2001 See Reverse for Instructions

7001 1940 0002 6063 2793

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated November 25, 2002

The proposal relates to audit firm rotation.

There appears to be some basis for your view that SBC may exclude the proposal under rule 14a-8(e)(2) because SBC received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Alex Shukhman
Attorney-Advisor